POST OFFICE BOX 202
WYOMING, NEW YORK 14591-0202

AREA CODE 585 TELEPHONE 495-6914
TELECOPIER (585) 495-6914

August 20, 2007

Ethan Horowitz
Staff Accountant
DIVISION OF CORPORATION FINANCE
U. S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, Northeast
Washington, D. C. 20549-3561

Subject: Your Reference: Montana Acquisition Corporation
File No. 333-46174
Item 4.01 Form 8-K
Filed August 16, 2007

Dear Mr. Horowitz:

     We are in receipt of your letter dated August 17, 2007. We appreciate the opportunity to clarify our position concerning the subject item in said report.

     We apologize for not providing you with the specific range of dates during which there were no disagreements with Arthur Place & Company, P. C. prior to its dismissal. It was our understanding of the applicable section(s) of Item 304 of Regulation S-B: if there were no disagreements during any period that Arthur Place was engaged by us, then, a general statement to that effect would suffice in our disclosure.

     Next, we did request Arthur Place to prepare a letter for the SEC pursuant to the requirement set forth in Item 304(a)(3) of Regulation S-B. I must take personal responsibility for not including their Item 304(a)(3) letter in our initial filing; however, I did not obtain the required letter prior to filing the report. I spoke to Mark Chalachan, a partner in Arthur Place, on August 17 and informed him of the existence of your comments to us of even date therewith. Mr. Chalachan indicated that he would review the subject report, and exhibits, and that he would respond to us accordingly in the following week.

Mr. Ethan Horowitz, August 20, 2007, Page 1 of 2

     We intend to file one amendment to the subject report, which will address all of the information suggested by your comments, following our receipt of the Item 304(a)(3) letter from Arthur Place. I would expect this action to occur prior to August 31, 2007.

     In connection with your comments, we understand that we are responsible for the adequacy and accuracy of our disclosures, that any changes to our disclosures as the result of the SEC's staff comments will not foreclose the SEC from taking further action against us with respect to the subject filing, and, that we may not assert staff comments as a future defense in any proceeding initiated against us by the SEC or any government agency or authority of competent jurisdiction.

     Please call me at (585) 495-6914 if you have any further questions or comments. The information you have provided to us has been extremely useful in terms of the preparation of our future reports in this regard.

Respectfully,

MONTANA ACQUISITION CORPORATION.

Randolph S. Hudson
Chairman of the Board
President
Chief Executive Officer

RSH:sdb

cc: Leslie M. Apple, Esq.
Per SEC-Related Non-Public Matrix
Mark Chalachan, C. P. A.

Mr. Ethan Horowitz, August 20, 2007, Page 2 of 2